100% Principal Protected Currency, Commodity and Equity Linked Escalator Note

Full Principal Protection ¡ Global Equities, Commodities, Currencies ¡ Bullish ¡ Medium Term Investment

Indicative Terms as of August 14, 2008

CUSIP:	2515A0RU9

Issuer:	Deutsche Bank AG, London Branch

Rating[1]:	Moody’s Aa1 / S&P AA-

Maturity /Tenor:	Five Years

Basket:	MSCI EAFE® Index, S&P 500® Index, Deutsche Bank Balanced Currency Harvest (USD) Index (the “Currency Index”), and Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Excess Return (the “Commodity Index”), each a Basket Index and, collectively, the Basket Indices

Payment at Maturity:	A cash payment for each $1,000 note principal amount of $1,000 plus the Additional Amount

Additional Amount:	(a) $1,000 times (b) the greater of the Basket Return and the Maximum Lock-In Level, subject to a minimum of $0.

Initial Basket Level:	100

Final Basket Level:	The Basket Level on the Final Valuation Date

Basket Level:

On any day, the Basket Level will equal:

100 x [1 + (MSCI EAFE® Index Return x 16.67%) + (S&P 500® Index Return x 16.67%) + (Currency Index Return x 33.33%) + (Commodity Index Return x 33.33%)]

On any day, the MSCI EAFE® Index Return, the S&P 500® Index Return, the Currency Index Return, and the Commodity Index Return are each the performance of the respective Basket Index derived by subtracting the respective Basket Index closing level on the Trade Date from the respective Basket Index closing level on the relevant date of calculation and dividing the result by the respective Basket Index closing level on the Trade Date.

Basket Return:	Final Basket Level – Initial Basket Level Initial Basket Level

Maximum Lock-In Level:	A percentage equal to the highest Lock-In Level percentage reached or exceeded by the Basket Level on any Observation Date.

Lock-In Levels:	30%, 55%, and 75% over the Initial Basket Level, (i.e., Basket Levels of 130, 155, and 175)

Observation Dates:	Each Wednesday, commencing September 17, 2008 until September 11, 2013.

Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. The Agent may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount.

Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

The Basket Level reaches or exceeds a Lock-In Level of 175, or 75% over the Initial Basket Level, on an Observation Date and at maturity, investor receives $1,000 plus an Additional Amount of $1,000 times the greater of 75% and the Basket Return.

Worst Case Scenario at Maturity

The Basket Level never reaches or exceeds a Lock-In Level on any Observation Date and the Basket Level is less than the Initial Basket Level on the Final Valuation Date. Investor receives only their principal at maturity, subject to the credit of the Issuer.

Benefits

■     Access to developed and emerging equity markets, a rules-based currency index and a rules-based commodity index in a single investment

■     Lock-in mechanism allows investors to receive at least the highest Lock-In Level achieved, if any, on any Observation Date

■     Principal protected note provides a compliment to long only position

Risks

■     If a Lock-In Level is not reached and the Final Basket Level is below the Initial Basket Level, the notes will only return principal

■     Basket Indices expose you to various risks including exchange rate risk, commodity market risk, currency index and commodity index strategy risk and emerging and foreign markets risks p

■     An investment in the notes is subject to the credit of the Issuer

Important Dates
Offering Period: August 14 – September 10, 2008 Trade Date: September 10, 2008 Settlement Date: September 17, 2008 Final Valuation Date: September 11, 2013 Maturity Date: September 16, 2013 (5 years)

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated August 14, 2008 R-6034-1 (08/08)

NOT FDIC / NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

1 As of August 1, 2008. A credit rating is not a recommendation to buy, sell, or hold the notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

DWS Structured Products    1.866.637.9185    www.dws-sp.com

Escalator Fact Sheet

DWS Structured Products

		Additional Amount payable at maturity in addition to the $1,000 principal amount

Final Basket Level	Basket Return (%)	Basket Level doesn’t reach ANY Lock-In Level on ANY Observation Date	Basket Level reaches Lock-In Level of 30% on ANY Observation Date	Basket Level reaches Lock-In Level of 55% on ANY Observation Date	Basket Level reaches or exceeds Lock-In Level of 75% on ANY Observation Date

200	100%	N/A	N/A	N/A	$1,000

190	90%	N/A	N/A	N/A	$900

180	80%	N/A	N/A	N/A	$800

175	75%	N/A	N/A	N/A	$750

170	70%	N/A	N/A	$700	$750

160	60%	N/A	N/A	$600	$750

155	55%	N/A	N/A	$550	$750

150	50%	N/A	$500	$550	$750

140	40%	N/A	$400	$550	$750

130	30%	N/A	$300	$550	$750

120	20%	$200	$300	$550	$750

115	15%	$150	$300	$550	$750

110	10%	$100	$300	$550	$750

105	5%	$50	$300	$550	$750

100	0%	$0	$300	$550	$750

95	-5%	$0	$300	$550	$750

90	-10%	$0	$300	$550	$750

85	-15%	$0	$300	$550	$750

80	-20%	$0	$300	$550	$750

75	-25%	$0	$300	$550	$750

50	-50%	$0	$300	$550	$750

25	-75%	$0	$300	$550	$750

0	-100%	$0	$300	$550	$750

Hypothetical Examples of Amounts Payable at Maturity*

Example 1: The Basket Level doesn’t reach any Lock-In Level on any Observation Date and the Final Basket Level is 110. Because the Basket Level never reached any Lock-In Level on any Observation Date, the Additional Amount is calculated based solely on the Basket Return, which in this example is 10%. Based on a Basket Return of 10%, the Additional Amount is $100 and your payment at maturity per note is $1,100.

Payment at maturity = $1,000 + ($1,000 x [(110 – 100)/100]) = $1,100

Example 2: The Basket Level doesn’t reach any Lock-In Level on any Observation Date and the Final Basket Level is 80. Because the Basket Level never reached any Lock-In Level on any Observation Date, the Additional Amount is calculated based solely on the Basket Return, which in this example is -20%. Based on a Basket Return of -20%, the Additional Amount is $0 and your payment at maturity per note is $1,000.

Payment at maturity = $1,000 + ($1,000 x [(80 – 100)/100], subject to a minimum of $0) = $1,000

Example 3: The Basket Level reaches a Maximum Lock-In Level of 30% above the Initial Basket Level on any Observation Date and the Final Basket Level is 120. Because the Basket Level reached a Maximum Lock-In Level of 30% on any Observation Date, the Additional Amount is calculated based on the greater of the Maximum Lock-In Level and the Basket Return. Because the Maximum Lock-In Level of 30% is greater than the Basket Return of 20%, the Additional Amount is $300 and your payment at maturity per note is $1,300.

Payment at maturity = $1,000 + ($1,000 x the greater of the (a) [(120 – 100)/100] and (b) 30%) = $1,300

Example 4: The Basket Level reaches a Maximum Lock-In Level of 55% above the Initial Basket Level on any Observation Date and the Final Basket Level is 160. Because the Basket Level reached a Maximum Lock-In Level of 55% on any Observation Date, the Additional Amount is calculated based on the greater of the Maximum Lock-In Level and the Basket Return. Because the Basket Return of 60% is greater than the Maximum Lock-In Level of 55%, the Additional Amount is $600 and your payment at maturity per note is $1,600.

Payment at maturity = $1,000 + ($1,000 x the greater of the (a) [(160 – 100)/100] and (b) 55%) = $1,600

Example 5: The Basket Level reaches a Maximum Lock-In Level of 75% above the Initial Basket Level on any Observation Date and the Final Basket Level is 90. Because the Basket Level reached a Maximum Lock-In Level of 75% on any Observation Date, the Additional Amount is calculated based on the greater of the Maximum Lock-In Level and the Basket Return. Because the Maximum Lock-In Level of 75% is greater than the Basket Return of -10%, the Additional Amount is $750 and your payment at maturity per note is $1,750, even though the Basket Level has declined over the term of the notes.

Payment at maturity = $1,000 + ($1,000 x the greater of the (a) [(90 – 100)/100] and (b) 75%) = $1,750

* This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the notes. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

DWS Structured Products    1.866.637.9185    www.dws-sp.com

Selected Risk Factors

MARKET RISK — The return on the notes at maturity, if any, is linked to the performance of the Basket Indices and will depend on whether the Basket Level reaches any Lock-In Level on any Observation Date and the Final Basket Level relative to the Initial Basket Level.

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, the component stocks underlying any equity based Basket Indices or contracts related to the Basket Indices. If no Maximum Lock-In Level applies and the Final Basket Level is less than the Initial Basket Level, the Additional Amount will be zero and your payment at maturity of only the principal amount remains subject to our ability to meet our obligations.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components underlying the Basket Indices would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payments at maturity described above are based on the full principal amount of your notes, the original issue price of the notes includes fees and commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.

LACK OF LIQUIDITY — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES OR THE MARKET VALUE OF THE NOTES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, which could affect the level of the Basket Indices or the value of the notes.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes, and acting as sponsor of the Currency Index and the Commodity Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Basket Indices on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER — Price movements in the Basket Indices may not correlate with each other. At a time when the levels of some of the Basket Indices increase, the levels of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices.

THE BASKET INDICES ARE UNEQUALLY WEIGHTED — The Basket Indices are unequally weighted. Accordingly, performances by the Basket Indices with higher weightings will influence the Final Basket Level and therefore the Basket Return to a greater degree than the performance of Basket Indices with lower weightings. If one or more of the Basket Indices with higher weightings perform poorly, that poor performance could negate or diminish the effect on the Basket Level of any positive performance by the lower weighted Basket Indices.

THE LOCK-IN FEATURE ONLY APPLIES IF THE BASKET LEVEL REACHES A LOCK-IN LEVEL ON ANY WEEKLY OBSERVATION DATE — The lock-in feature of the notes will only apply if the Basket Level reaches a Lock-In Level on any weekly Observation Date. If the Basket Level never reaches at least 30% of the Initial Basket Level on any weekly Observation Date, no Maximum Lock-In Level will apply and your payment at maturity will be based solely on the Basket Return. In such case, if the Final Basket Level is less than the Initial Basket Level, the Additional Amount will be zero and you will only receive the principal amount of your notes at maturity, subject to our ability to pay our obligations as they become due. If the Basket Level reaches a Lock-In Level on a day other than the weekly Observation Date and is not at or above that Lock-In Level on a weekly Observation Date, that Lock-In Level will not have been reached. The Basket Level must be at or above a Lock-In Level on a weekly Observation Date for the lock-in feature to apply.

COUNTERPARTY RISK — The payment of amounts owed to you under the notes is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE BASKET INDICES EXPOSE YOUR INVESTMENT TO VARIOUS RISKS — The Basket Indices expose you to various risks including risks relating to exchange rate fluctuations, foreign equity markets and securities and commodity markets, emerging markets. To learn more about these risk factors, you should read the section entitled “Selected Risk Factors” in the term sheet for this transaction.

COMMODITY INDEX STRATEGY RISK — The Commodity Index takes the strategy of investing fully or partially in the Deutsche Bank Liquid Commodity Index — Mean ReversionTM Excess Return (Underlying Index) based on the view that the Underlying Index exhibits momentum. The proportion of the Commodity Index invested in the Underlying Index, which we refer to as the “Index Weight”, is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index’s performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate. When the Underlying Index’s performance has been negative for significant periods during the previous year, the Index Weight will be less than 100%, in which case the Index performance will not fully reflect any subsequent appreciation of the Underlying Index. For example, the Underlying Index may experience a downward trend, leading to a reduction in the Index Weight, followed by a recovery, in which case the Index will not fully participate in the gains realized by the Underlying Index during the recovery. Likewise, if the Underlying Index has appreciated over recent periods then undergoes a sudden, significant decline, the Index Weight will be 100% or close to 100% and the Index will participate largely or fully in such decline. In such case, the momentum strategy will not effectively protect holders of the securities from the decline in the Underlying Index. Unless the Index Weight is 0%, the Index will participate at least partially in any decline in the Underlying Index.

CURRENCY INDEX STRATEGY RISK — The strategy reflected in the Currency Index takes the view that by taking long positions in high-yielding currencies and short positions in low-yielding currencies, an investor’s gain from interest rate differentials in the high-yielding jurisdictions will exceed any potential losses from currency rate risk. The Issuer provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high-yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies, which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility, which would negatively affect the value of the notes.

TAX TREATMENT — The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments” in the term sheet for the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 476AM and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 476AM and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

DWS Structured Products    1.866.637.9185    www.dws-sp.com